07025704

FOSTER'S GROUP

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"Ian Johnston Joins Foster's Board"

Released: 9 July 2007

Pages: 2
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 8/3

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S
GROUP

9 July 2007

IAN JOHNSTON JOINS FOSTER'S BOARD

Foster's Group Limited (Foster's) today announced that Ian Johnston will join its Board of Directors as an Independent Director from 1 September 2007.

Ian has extensive experience in the international food and beverage industry. Beginning his career in Australia, Ian spent 13 years with Unilever in Australia, Canada and Europe. He joined Cadbury Schweppes in 1981 in sales and marketing before becoming Managing Director of Schweppes Cottees in Australia and then Managing Director of Cadbury Ltd UK. Prior to his retirement in 2000, he was Managing Director Global Confectionery and Board Director of Cadbury Schweppes plc based in London.

"On behalf of shareholders I am very pleased to welcome Ian to the Foster's Board", said Foster's Chairman, Frank Swan. "After a distinguished career in the international food and beverage sector, he brings a valuable global industry perspective to the Foster's Board."

Since leaving Cadbury Schweppes in 2000, Ian has advised a broad group of private companies. He served as President and COO of one of Saudi Arabia's largest conglomerates, owned by the Olayan family, with interests in companies such as Colgate, Coca Cola, Kimberly Clark, Kraft, Nestle and Burger King. He was also briefly a Non-Executive Director of Coles Group Ltd in 2001. Ian intends to relocate with his family to Australia in coming months. Ian has a Bachelor of Commerce Degree from the University of Melbourne.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Wine Clubs & Services and Kent brewery transactions complete"

Released: 29 June 2007

Pages: 2
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S
GROUP

29 June 2007

Wine Clubs & Services and Kent brewery transactions complete

The following transactions, announced in April and June 2007 respectively, have now completed:

- the sale of Cellarmaster Wines and Vinpac International in Australia, Cardmember Wines and Carters in New Zealand and its investment in Wine Buzz in Japan to Archer Capital Pty Ltd; and

- the sale of the former Kent brewery site in Sydney, Australia to Frasers Property.

Proceeds from these transactions will be recorded in Foster's Group Limited Annual Financial Results for the period ending 30 June 2007.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/06/2007

TIME: 16:59:27

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Wine Clubs & Services and Kent brewery transactions complete

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END